FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-193828

May 26, 2015

WESTERN GAS PARTNERS, LP

Issuer:	Western Gas Partners, LP

Security Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Pricing Date:	May 26, 2015

Settlement Date (T+7):	June 4, 2015

Net Proceeds Before Expenses:	$490,695,000

Maturity Date:	June 1, 2025

Principal Amount:	$500,000,000

Benchmark Treasury:	2.125% due May 15, 2025

Benchmark Price / Yield:	99-25 / 2.149%

Spread to Benchmark:	T+195 bps

Yield to Worst/Maturity:	4.099%

Coupon:	3.950%

Public Offering Price:	98.789%

Optional Redemption:	Redeemable at any time before March 1, 2025 in an amount equal to the principal amount plus a make-whole premium, using a discount rate of T + 30 bps, plus accrued and unpaid interest. Redeemable at any time on or after March 1, 2025 in an amount equal to the principal amount plus accrued and unpaid interest.

Interest Payment Dates:	June 1 and December 1, beginning on December 1, 2015

CUSIP / ISIN:	958254 AE4 / US958254AE48

Joint Book-Running Managers:	Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc. Barclays Capital Inc. Deutsche Bank Securities Inc. Mizuho Securities USA Inc. SG Americas Securities, LLC UBS Securities LLC

Co-Managers:	BMO Capital Markets Corp. Comerica Securities, Inc. DNB Markets, Inc. RBC Capital Markets, LLC Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 and U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated May 26, 2015 (the “Preliminary Prospectus Supplement”). The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.